ANTERO MIDSTREAM GP LP

1615 Wynkoop Street

Denver, CO 80202

February 13, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Antero Midstream GP LP has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission on February 13, 2018. Such disclosure is included under the caption “Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934” beginning on page 29 of the Annual Report on Form 10-K and is incorporated by reference herein.

Sincerely,

ANTERO MIDSTREAM GP LP

By:	AMGP GP LLC,
its general partner

By:	/s/ Michael N. Kennedy
Michael N. Kennedy
Chief Financial Officer